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                                                                    EXHIBIT 99.4
                                                                    ------------

                                 CENTENNIAL BANK
                             185 West Morganton Road
                      Southern Pines, North Carolina 28387
                                 (910) 295-9993

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                             To Be Held ______, 2003

         NOTICE, is hereby given that the Annual Meeting of Shareholders of Centennial Bank will be held as follows:

         Place:   _________________
                  _________________
                  _________________

         Date:    ________, 2003

         Time:    ________

         The purposes of the Annual Meeting are:

         1. Proposal to Approve the Agreement and Plan of Reorganization and Merger. To consider and vote on a proposal to approve the Agreement and Plan of Reorganization and Merger between Crescent Financial Corporation, Crescent State Bank and Centennial Bank (a copy of which is attached as Appendix A to the Joint Proxy Statement-Prospectus which accompanies this Notice), and to approve the transactions described in the Agreement and Plan of Reorganization and Merger, including, without limitation, the merger of Centennial Bank into Crescent State Bank, with the result that each outstanding share of Centennial's common stock, will be converted into the right to receive either $10.11 in cash or Crescent common stock, with Centennial's shareholders being permitted to elect to receive shares of Crescent common stock, cash or half Crescent common stock and half cash, all as more fully described in the Joint Proxy Statement-Prospectus;

         2. Election of Directors. To elect three members of the Board of Directors for three-year terms and one member of the Board of Directors for a two-year term, each to serve until such time as their successor is elected and duly qualified or the merger with Crescent State Bank is effected; and

         3. Other Business. To transact any other business that may properly come before the Annual Meeting.

You are cordially invited to attend the meeting in person. However, even if you expect to attend the Annual Meeting, you are requested to complete, sign and date the enclosed appointment of proxy and return it in the envelope provided for that purpose to ensure that a quorum is present at the meeting. The giving of an appointment of proxy will not affect your right to revoke it or to attend the meeting and vote in person.

                                           By Order of the Board of Directors

                                           John H. Ketner, Jr.
                                           President and Chief Executive Officer
____________________, 2003
Southern Pines, North Carolina